Exhibit 99.1

Pembina Pipeline Corporation Announces April 2013 Dividend and Availability of Dividend Reinvestment Plan to U.S. Shareholders

CALGARY, April 5, 2013 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) announces the availability of its Dividend Reinvestment Plan ("DRIP") to U.S. shareholders effective immediately.

The DRIP provides a convenient and cost-effective way for Pembina shareholders to increase their investment in Pembina without incurring commissions, service charges or similar fees in connection with the purchase of new common shares from treasury (subject to any fees that may be charged by the broker, investment dealer, financial institution or other nominee through which you hold your shares). The new common shares purchased with reinvested dividends will be issued from Pembina's treasury at a 5% discount to the average market price (calculated under the DRIP). Subject to the policies of the broker, investment dealer, financial institution or other nominee through whom the shares are held, full investment of reinvested funds is possible since fractions of shares can be credited to accounts maintained under the Plan.

U.S. shareholders are only permitted to participate in the dividend reinvestment component of Pembina's Premium Dividend™ and Dividend Reinvestment Plan. Only Canadian resident shareholders are currently permitted to participate in the Premium Dividend™ component of the plan.

A copy of the prospectus relating to the DRIP, which has been filed with the United States Securities and Exchange Commission as part of a Registration Statement on Form F-3, may be obtained by contacting Investor Relations at Pembina at 1-855-880-7404. For information about how to enroll in the DRIP, please contact Computershare Trust Company of Canada at 1-800-564-6253.

April 2013 Dividend

The Board of Directors of Pembina has declared an April 2013 cash dividend of $0.135 per share to be paid, subject to applicable law, on May 15, 2013 to shareholders of record on April 25, 2013. This dividend is designated an "eligible dividend" for Canadian income tax purposes. For non-resident shareholders, Pembina's dividends are considered "qualified dividends" and are subject to Canadian withholding tax.

For shareholders receiving their dividends in U.S. funds, the April 2013 cash dividend will be approximately U.S.$0.133 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.9813. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Confirmation of Record Date Policy

Pembina pays cash dividends in Canadian dollars on a monthly basis to shareholders of record on the 25th calendar day of each month (except for the December record date, which is December 31st), as and when determined by the Board of Directors. Should the record date fall on a weekend or a statutory holiday, the effective record date will be the previous business day.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates: pipelines that transport conventional and synthetic crude oil and natural gas liquids produced in western Canada; oil sands, heavy oil and diluent pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Relations
Hayley Nelson
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 16:48e 05-APR-13